

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 26, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Randall J. Hylek
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

> RE: Form 10-K for the fiscal year ended June 28, 2008
> Form 10-Q for the period ended December 27, 2008
> Definitive Proxy Statement filed September 17, 2008
> File No. 1-367

Dear Mr. Hylek:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 28, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 11

General

2. We note that accounts receivable represents approximately 19% of your total current
    assets as of June 28, 2008 and inventory represents approximately 44% of your total
    current assets as of June 28, 2008. As such, please consider including an analysis of
    days sales outstanding for your accounts receivables and inventory turnover rates for
    each period presented along with an explanation of any material variances. You
    should also discuss any significant changes in your allowance for doubtful accounts.
    For example, we note that the allowance has decreased by approximately 57% from
    June 30, 2007 to June 28, 2008 while gross accounts receivable increased. Such
    disclosure would provide investors with a better understanding of the collectability of
    your accounts receivables and the realizability of your inventories. Refer to
    instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial
    Reporting Codification for guidance.

3. We urge you to consider how you can further enhance your MD&A to provide
    additional insight about your results of your operations. In this regard, please address
    the following:
    *   Please discuss and correspondingly quantify whether the increases or decreases in
        net sales are attributable to increases in prices, increases in the volume of goods
        sold, or due to the introduction of new products; and
    *   Where there is more than one reason for a change between periods, please expand
        your discussion of operating results to discuss each factor and correspondingly
        quantify the extent to which each factor contributed to the overall change in
        operating results. For example, your gross margin increased by $10.4 million
        during fiscal 2008. Your disclosures indicate that $1 million is due to better
        overhead absorption at certain domestic plants due to higher sales volumes and $2
        million is due to better overhead absorption at the UK and Brazilian operations.
        Please clarify and quantify the remaining increases and decreases.

Critical Accounting Policies, page 15

4. Please provide a robust discussion of the current as well as expected ongoing impact
    of the current market conditions on each of the significant estimates and assumptions
    used in your determination of pension and postretirement medical costs as well as in
    your determination of whether additional cash contributions to plans will need to be
    made. You should discuss how sensitive your determination of pension and
    postretirement medical costs is to each of the significant estimates and assumptions
    used as well whether certain estimates and assumptions are more subjective than
    others, including those which are more sensitive to current market conditions. Please
    also discuss the funding requirements relative to your accumulated benefit obligation

and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

5. You state that impairment losses related to property, plant and equipment are recorded when indicators of impairment, such as plant closures, are present. You continually review for such impairment. Given that property represents approximately 24% of your total assets as of June 28, 2008, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144. Please consider including the following:
    *   Please expand your discussion on how you determine when property, plant and equipment should be tested for impairment, including what other types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
    *   Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and
    *   Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

6. We note you have identified goodwill as a critical accounting policy. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    *   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
    *   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
    *   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
    *   How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
    *   The difference between the estimated fair value and carrying value of each of your reporting units.

Financial Statements

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 25

7. We note that you enter into various sale incentives arrangements with your
    customers, including cooperative advertising. Please disclose your accounting policy
    for each of these types of arrangements, including the statement of operations line
    item that each type of arrangement is included in. For each expense line item that
    includes these types of arrangements, please disclose the related amounts included in
    that line item. Refer to EITF 01-9. Please also discuss in MD&A any significant
    estimates resulting from these arrangements.

Advertising Costs, page 25

8. You state that your policy is to generally expense advertising costs as incurred unless
    the benefit of the advertising covers more than one quarterly period during the year.
    In these cases, the cost is amortized over the course of the fiscal year. Please disclose
    the types of advertising which typically covers more than one year, including whether
    it is direct response advertising. Please also provide the disclosures required by
    paragraphs 49(b) and (d) of SOP 93-7.

Note 8. Income Taxes, page 32

9. You disclose that no deferred taxes have been provided on the undistributed non-US
    subsidiary earnings that are considered to be permanently invested. At June 28, 2008,
    the estimated amount of total unremitted earnings is $61 million. Please also disclose
    the estimated amount of the unrecognized deferred tax liability related to these
    earnings or state that an estimate is not practicable. Refer to paragraph 44(c) of SFAS
    109.

Note 13. Operating Data, page 43

10. The description of your products provided on page 3 indicates that you sell a broad
    range of products. In this regard, please provide the disclosures required by
    paragraph 37 of SFAS 131 for each product or group of similar products. Please also
    discuss any trends related to the sales of these products in MD&A.

11. Please provide the disclosures regarding your significant customers as required by
    paragraph 39 of SFAS 131.

12. Please clearly disclose how you determine your reportable segments, including if you aggregate operating segments. Refer to paragraph 26 of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008

General

13. Please address the above comments in your interim filings as well.

Management's Discussion & Analysis

Results of Operations, page 11

14. You state that you experienced the severity of the global economic recession during the quarter. Please expand MD&A to provide a discussion of the expected future impact of recent economic events on your operations, financial position, and liquidity in addition to the current impact. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information.

Liquidity and Capital Resources, page 13

15. Please clearly identify each of your significant sources and uses of cash, including the portion of cash held in foreign locations and your ability to use this cash held in foreign locations. Please also disclose how you determined that you have sufficient liquidity and resources to fund your operations in the near term based on these sources and uses and clarify what is meant by near term. Please also discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. When there are significant changes in the sources and uses of cash, please advise how you determined that the sources will continue to be sufficient to meet your needs. For example, we note that at June 28, 2008 you appeared to have $9 million available on your line of credit whereas you only appear to have $4 million available as of December 27, 2008. We also note that there was net cash provided by operating activities of $14.5 million for the 26 weeks ended December 29, 2007 compared to $3.4 million of net cash used in operating activities for the 26 weeks ended December 27, 2008 and that there was a decrease in working capital from June 28, 2008 to December 27, 2008.

16. Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

Compensation Discussion and Analysis, page 5

17. We note your disclosure in your Form 8-K dated January 16, 2009 that you entered into change in control agreements with your executive officers. Please disclose the potential payments upon termination or change-in-control required by Item 402(j) of Regulation S-K.

18. Your disclosure that you make compensation judgments based on "competitive compensation at companies of similar size and in similar fields" indicates that you have engaged in benchmarking of total compensation or material elements of compensation. Please identify these companies or explain to us why your use of this data is not benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

19. Please quantify in dollars the target and actual corporate performance measures (e.g., sales and IBT) used by the compensation committee in determining to award cash incentive compensation to each of your executive officers.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

Rufus Decker
Accounting Branch Chief